EXHIBIT 99(a)(1)(B)

TO:	Eligible Lyris Employees

From:	Deborah Eudaley

Date:	March 26, 2012

RE:	Lyris, Inc. 2012 Option Exchange Program

Lyris maintains a set of compensation programs designed to attract, motivate, develop, reward and retain valuable employees. The pillars of this program include; cash rewards, such as base pay, non-cash rewards, such as the health and welfare benefits, and long-term incentives, which are in the form of equity awards, such as stock options.

The purpose of this memorandum is to give you a brief description of the long-term incentive portion of your compensation and more specifically on how the Option Exchange Program works.

Equity awards, which are in the form of stock options, give you the opportunity to gain ownership in our company. A stock option gives the holder the right to buy a specific number of shares of our common stock for a specific price per share during a specific time frame. Each option has an “exercise price”, which is the price at which the holder can purchase the shares of common stock underlying the option. This price is guaranteed, regardless of the market price of the common stock at the time of purchase. If the market price of the common stock is greater than the exercise price, then the options are “in the money,” which means the holder can exercise the option to purchase the shares and sell the shares for a financial gain. The total gain is equal to the difference between the market price of the common stock and the exercise price, multiplied by the number of shares sold. However, if the market price for the shares falls below the exercise price, then the options are “underwater,” which means that the holder cannot exercise the options and sell the common stock for a gain.

Our common stock price has been volatile in recent years due to a number of different factors. As a result, many of our employees have underwater stock options, that is, options with exercise prices that are higher than the current market price for our common stock. These options were originally granted to motivate our employees to help us achieve our business goals and allow them to benefit from our success.

The goal of the Option Exchange Program is to restore the incentive and retentive value of the long-term portion of our employees’ compensation by giving eligible employees the chance to exchange their underwater options for new, replacement options with a lower exercise price. This will result in more valuable long term incentives for our employees, as well as increase our ability to attract and retain valuable employees. The program works by offering you an opportunity to exchange eligible options for an equal number of new replacement options with a lower exercise price. Your options are eligible for exchange if they were granted prior to November 18, 2011 and have an exercise price equal to or greater than $4.95 (such exercise price reflects our recent 1-for-15 reverse stock split). It does not matter if they have vested or not. If you have more than one eligible grant, you may choose to exchange one, some or all of the grants or none at all. If you hold more than one eligible option, and you only tender one eligible option in the Option Exchange Program, you do not need to tender any other Eligible Options you may hold. However, you must tender the eligible options on a grant-by-grant basis. You may not tender an eligible option for less than all of the shares subject to that particular option.

Some key features of the new replacement options will include:

•	The new replacement options will cover an equal number of shares (as adjusted for the recent reverse stock split) as the eligible option tendered for exchange

•	The exercise price of new replacement options will equal $1.575, which exercise price was determined and approved by our Board of Directors;

•	The new replacement options will be nonqualified stock options;

•	The new repacement options shall vest over four years, with 25% of the total number of shares vesting on November 18, 2012 and 6.25% for each quarter thereafter;

•	Each new replacement option will have a ten-year term; and

•	The other terms and conditions of the new replacement grants will be substantially similar to those of the cancelled options.

You are eligible to participate in the Option Exchange Program if you are employed by Lyris as a regular full-time employee residing in the United States as of the expiration date of the Option Exchange Program and if you hold options (whether vested or unvested) granted prior to November 18, 2011 with an exercise price equal to or greater than $4.95 or higher. You are not eligible for participation in the program if; your option was granted after November 18, 2011 or the exercise price of your options is less than $4.95, you are not a current employee of Lyris as of the expiration date of the program, you are a non-employee director of the Lyris Inc., Board of Directors, or you do not reside in the United States.

To participate in the Option Exchange Program, please read carefully the Offer to Exchange attached as Exhibit A, which contains all of the terms and conditions of the program and a Frequently Asked Questions (FAQ) section, which may be helpful in answering some of your questions. Lyris makes no recommendation as to whether you should participate in the Option Exchange Program and is not authorized to give you any information other than that we have made available to you. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in this program.

The Option Exchange Program begins now and will end at 5:00 pm Pacific Time on April 23, 2012, unless Lyris is required or decides to extend the offering period. On the date the Option Exchange Program ends, any eligible options you choose to exchange will be cancelled and your new replacement options will be granted on the first trading day following the expiration date of the offering period. Within three weeks from the close of the program, you will receive notification and instruction from Global Shares as to how to accept your new replacement option grants.

If you decide to exchange your eligible options, please fully complete and sign your election form attached as Exhibit B and return it to us according to the directions on the election form. Once your election is returned to us, you will receive a confirmation email from Global Shares (lyris@globalshares.com) for your records.If you have second thoughts after you have made your initial election, you may change your election any time during the Option Exchange period by following the directions on your election form. Once the Option Exchange Program has ended, you will not be allowed to change your election. The latest election received, before the end of the offering period, will be effective.

If you do nothing during the offering period, meaning you do not make and return an election form, then you will not receive any new replacement options. The default election for employees, who do not proactively make an election, is to retain their original options, and not participate in the exchange.

We hope that you will find this program an exciting opportunity to share in the success of our company and to receive the intended incentive and retention value of the stock option portion of our compensation program.

Exhibit A

Offer to Exchange

Exhibit B

Election Form